UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  April 5, 2011

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008, 2009, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the year ended December 31, 2010 is US$3,050 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on December 31, 2010, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of December 31, 2010, are displayed in the following table:

Base	Deal Type	Expiry	Trade Date	Market Rate	Market Value
Amt.		Date			(USD)
250,000	Sold Eu.Opt	27/01/2011	20/10/2010	3.5504	-4
-250,000	Bought Eu.Opt	27/01/2011	20/10/2010	3.5504	660
400,000	Sold Eu.Opt	27/01/2011	07/07/2010	3.5504	0
-400,000	Bought Eu.Opt	27/01/2011	07/07/2010	3.5504	28,137
300,000	Sold Eu.Opt	27/01/2011	08/06/2010	3.5504	0
-300,000	Bought Eu.Opt	27/01/2011	08/06/2010	3.5504	20,264
400,000	Sold Eu.Opt	24/02/2011	30/11/2010	3.5514	-230
-400,000	Bought Eu.Opt	24/02/2011	30/11/2010	3.5514	7,887
250,000	Sold Eu.Opt	24/02/2011	20/10/2010	3.5514	-70
-250,000	Bought Eu.Opt	24/02/2011	20/10/2010	3.5514	1,277
-400,000	Bought Eu.Opt	24/02/2011	07/07/2010	3.5514	28,218
400,000	Sold Eu.Opt	24/02/2011	07/07/2010	3.5514	-4
300,000	Sold Eu.Opt	24/02/2011	08/06/2010	3.5514	-5

-300,000	Bought Eu.Opt	24/02/2011	08/06/2010	3.5514	20,590
400,000	Sold Eu.Opt	29/03/2011	30/11/2010	3.5527	-646
-400,000	Bought Eu.Opt	29/03/2011	30/11/2010	3.5527	8,949
400,000	Sold Eu.Opt	29/03/2011	07/07/2010	3.5527	-64
250,000	Sold Eu.Opt	29/03/2011	20/10/2010	3.5527	-284
-250,000	Bought Eu.Opt	29/03/2011	20/10/2010	3.5527	1,956
-400,000	Bought Eu.Opt	29/03/2011	07/07/2010	3.5527	28,482
-300,000	Bought Eu.Opt	29/03/2011	08/06/2010	3.5527	20,165
300,000	Sold Eu.Opt	29/03/2011	08/06/2010	3.5527	-69
400,000	Sold Eu.Opt	27/04/2011	30/11/2010	3.5541	-1,089
-400,000	Bought Eu.Opt	27/04/2011	30/11/2010	3.5541	9,694
300,000	Sold Eu.Opt	27/04/2011	20/10/2010	3.5541	-576
-300,000	Bought Eu.Opt	27/04/2011	20/10/2010	3.5541	2,931
400,000	Sold Eu.Opt	27/04/2011	07/07/2010	3.5541	-188
-400,000	Bought Eu.Opt	27/04/2011	07/07/2010	3.5541	28,717
400,000	Sold Eu.Opt	26/05/2011	17/11/2010	3.5557	-1,484
-400,000	Bought Eu.Opt	26/05/2011	17/11/2010	3.5557	10,325
300,000	Sold Eu.Opt	26/05/2011	20/10/2010	3.5557	-841
-300,000	Bought Eu.Opt	26/05/2011	20/10/2010	3.5557	3,433
400,000	Sold Eu.Opt	26/05/2011	07/07/2010	3.5557	-358
-400,000	Bought Eu.Opt	26/05/2011	07/07/2010	3.5557	28,936
-400,000	Bought Eu.Opt	28/06/2011	07/07/2010	3.5573	29,214
400,000	Sold Eu.Opt	28/06/2011	17/11/2010	3.5573	-1,914
-400,000	Bought Eu.Opt	28/06/2011	17/11/2010	3.5573	10,985
300,000	Sold Eu.Opt	28/06/2011	20/10/2010	3.5573	-1,157
-300,000	Bought Eu.Opt	28/06/2011	20/10/2010	3.5573	3,951
400,000	Sold Eu.Opt	28/06/2011	07/07/2010	3.5573	-609